Exhibit 99.1



Investors:                                                Media:
Elan: Emer Reynolds                                       Elan: Anita Kawatra
Ph:   353-1-709-4000                                      Ph:  212-407-5755
      800-252-3526                                             800-252-3526

Wyeth: Justin Victoria                                    Wyeth: Gerald V. Burr
Ph:    973-660-5340                                       Ph:  484-865-5138



                      ELAN AND WYETH ANNOUNCE RESULTS FROM
                       PHASE IIa CLINICAL TRIAL OF AN-1792


Philadelphia, PA - July 21, 2004 - Elan Corporation, plc and Wyeth Pharmaceuticals announced today several key findings from their Phase IIa clinical trial of an investigational Alzheimer's disease (AD) treatment, AN-1792, which were presented in Philadelphia at the 9th International Conference on Alzheimer's Disease and Related Disorders.



AN-1792 is a synthetic form of the beta amyloid peptide that pathologically builds up in the brains of persons with AD. Although dosing with AN-1792 was halted in January 2002 after reports of encephalitis in a subset of patients, the trial remained blinded and the patients were followed in the study until December 2002.



While clinical development of AN-1792 has been terminated, the results presented today support the beta amyloid immunotherapy approach, which is thought to treat Alzheimer's disease using an immunologic approach to clear beta amyloid from the brain. The results include less worsening on a neuropsychological test battery, including the memory component at 12 months in patients who developed an antibody response to AN-1792 compared to the placebo group. In addition, in three autopsy examinations of patients treated with AN-1792, reduction of beta amyloid plaque was observed.




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"These results are significant because they suggest that it may be possible to reduce plaque buildup in the brain and alter the pathologic findings of patients with Alzheimer's disease," said Dale Schenk, PhD, Senior Vice President and Chief Scientific Officer, Elan. "These data offer hope that beta amyloid immunotherapy may be able to make a meaningful difference for these patients."

Sid Gilman, MD, FRCP, William J. Herdman Professor and Director, Michigan Alzheimer's Disease Research Center, University of Michigan, and Nick Fox, MD, FRCP, MRC Senior Clinical Fellow; Reader in Neurology, Institute of Neurology; Neurologist, National Hospital for Neurology and Neurosurgery, were principal investigators in the trial and presented the data today at the 9th International Conference on Alzheimer's Disease & Related Disorders.

AN-1792 Phase IIa Study Findings

     o A number of clinical endpoints were examined in this interrupted trial. Though primary cognitive endpoints did not demonstrate improvement in those treated with AN-1792, a composite neuropsychological performance measure, including the memory component, improved at 12 months in anti beta amyloid antibody responders compared to placebo-treated patients.

     o Evidence of beta amyloid plaque reduction was observed in three autopsy cases that have been examined from the Phase I and IIa AN-1792 trials. The observed plaque clearance is consistent with those findings of numerous laboratories investigating beta amyloid immunotherapy in animal models of Alzheimer's disease. An analysis is in progress of a fourth autopsy case showing evidence of active plaque removal.

     o Levels of tau protein in cerebral spinal fluid (CSF), a marker known to be elevated in AD, were lower in anti beta amyloid antibody responders.

     o Brain volume was lower in anti beta amyloid antibody responders as measured by magnetic resonance imaging (MRI).(1)

"The significance of any of these data individually is not clear; however, collectively the study results from AN-1792 underscore the importance of our novel immunotherapeutic approach to the treatment of this devastating disease and indicate that further study of this approach is


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1 Fox, Nick C. et. al., abstract for International Conference on Alzheimer's
Disease and Related Disorders, Philadelphia, July, 2004. "Effects of A-beta Immunotherapy (AN-1792) on MRI Measures on Brain, Ventricle and Hippocampal Volumes in Alzheimer's Disease."

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warranted," said Gary L. Stiles, MD, FACC, Chief Medical Officer, Executive Vice
President, Wyeth Pharmaceuticals. "That is why Wyeth and Elan are now in the clinic evaluating a new compound, AAB-001, a humanized monoclonal antibody."

About the Phase IIa AN-1792 Clinical Trial

The AN-1792 Phase IIa study was an international, double-blind placebo-controlled trial that assessed 372 patients with mild to moderate Alzheimer's disease. Because of an expected 25 percent antibody response rate in those treated with AN-1792, patients were randomized 4:1 to receive either active immunization with AN-1792 or placebo. The study was designed to evaluate the clinical impact of eliciting an immune response (formation of antibodies) to the beta amyloid peptide. The evaluation included standard clinical assessments of cognition as well as the assessment of surrogate markers of Alzheimer's disease. Dosing was halted in January 2002 after reports of encephalitis in a subset of patients; however, the trial remained blinded and patients were followed in the study until December 2002. Because Alzheimer's disease is a terminal diagnosis, autopsies were performed on the patients in the clinical study who have since died to confirm previous diagnosis of the disease.

Other Immunotherapeutic Approaches

Elan and Wyeth are currently pursuing beta amyloid immunotherapy for mild to moderate Alzheimer's disease in a Phase I safety study of a new compound, AAB-001. AAB-001 is a humanized monoclonal antibody that binds to and clears beta amyloid peptide in experimental animal models. It is designed to provide the anti beta amyloid antibodies directly to the patient, rather than requiring the patient to mount an immune response.

Elan and Wyeth are also developing ACC-001, a novel beta amyloid-related active immunization approach, which is currently being evaluated in preclinical studies. This approach is intended to induce a highly specific antibody response to beta amyloid.

About Alzheimer's Disease

It is currently estimated that 4.5 million people in the United States and more than 13 million people worldwide suffer from AD. Given anticipated increases in the population age of the


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United States and other countries, it is expected that more than 37 million people worldwide will be afflicted by the disease by 2025.

About Elan

Elan Corporation, plc is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing and marketing advanced therapies in neurology, autoimmune diseases, and severe pain. Elan (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.

About Wyeth

Wyeth Pharmaceuticals, a division of Wyeth (NYSE:WYE), has leading products in the areas of women's health care, cardiovascular disease, central nervous system, inflammation, transplantation, hemophilia, oncology, vaccines and nutritional products. Wyeth is one of the world's largest research-driven pharmaceutical and health care products companies. It is a leader in the discovery, development, manufacturing, and marketing of pharmaceuticals, vaccines, biotechnology products and nonprescription medicines that improve the quality of life for people worldwide. The Company's major divisions include Wyeth Pharmaceuticals, Wyeth Consumer Healthcare, and Fort Dodge Animal Health.

Forward Looking Statement

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties including, without limitation, whether AAB-001 or ACC-001 will be successfully developed or provide benefits to patients without serious adverse side effects, whether beta amyloid immunotherapy can reduce beta amyloid plaque or make a meaningful difference to patients, or whether the biological effects of this immunotherapy approach warrant further study. Risks associated with developing products to treat Alzheimer's disease include the inherent uncertainty of the clinical development and whether any potential products will ever be approved for commercialization. Factors which could cause actual results to differ materially from the companies' current expectations include the risk that problems or delays may arise during preparations for clinical trials or in the course of development, testing or manufacturing of a potential product, that results in later stage or larger trials may be different than those in earlier stage trials and that a potential product may not be shown to be safe and efficacious in clinical development or may not meet applicable regulatory standards, as well as the other risks and uncertainties described from time to time in the companies' periodic and other reports filed with the Securities and Exchange Commission.

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